UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(MARK ONE)
/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-31706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422

REQUIRED INFORMATION

The PMA Capital Corporation Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits,
Years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedule:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	11

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the
PMA Capital Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PMA Capital Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2009 basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Harrisburg, Pennsylvania
June 29, 2010

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Investments, at fair value:

Mutual funds	$104,807,539	$74,269,227

Common collective trust	23,185,807	21,209,732

Participant loans	2,550,096	2,324,396

Common stock fund	1,121,493	1,112,238

Total investments, at fair value	131,664,935	98,915,593

Participants’ contributions receivable	309,902	288,316

Employer’s contributions receivable	143,058	135,641

Net assets available for benefits at fair value	132,117,895	99,339,550

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(461,307)	362,412

Net assets available for benefits	$131,656,588	$99,701,962

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$18,512,319	$(38,205,559)
Interest and dividends	2,937,826	4,296,188

Total investment income (loss)	21,450,145	(33,909,371)

Contributions:
Employer contributions, net of forfeitures	7,200,151	6,002,005
Participant contributions	6,769,751	5,742,578
Participant rollovers	102,964	803,307

Total contributions	14,072,866	12,547,890

Participant withdrawals	(3,641,842)	(7,209,838)

Administrative expenses and other income, net	73,457	(6,835)

Net increase (decrease)	31,954,626	(28,578,154)

Net assets available for benefits:
Beginning of year	99,701,962	128,280,116

End of year	$131,656,588	$99,701,962

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the PMA Capital Corporation Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document for more complete information.

A. General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a pre-tax basis under Section 401(k) of the IRC.  The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B. Eligibility and Participation

Upon commencement of employment, all active regular full and part time employees of  PMA Capital Corporation and its affiliates (the “Company”) are eligible to participate in the employee withholding and employer match portion of the Plan. In 2007, PMA Capital Corporation acquired Midlands Management Corporation and its affiliates (collectively, “Midlands”). Effective January 1, 2009, the employees of Midlands became participants of the Plan and received credit for their participation and vesting service as measured under the terms of the Midlands Management Corporation 401(k) Plan.  All employees, except those employed by Midlands, must have at least one year of service to receive non-matching, quarterly age-based employer contributions (“Age-Based Contributions”).  Employees of Midlands are not eligible to receive Age-Based Contributions.

C. Contributions

Participants and the Company make contributions to the Plan subject to IRC limits.  Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan.  In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary after-tax contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 6% of each participant’s compensation for employees of Midlands and 5% for all other employees.

Age-Based Contributions are made in addition to any elective deferrals and employer matching contributions that might otherwise be made under the Plan.  In 2009 and 2008, Age-Based Contributions were $3,323,155 and $2,872,722, respectively.  The Age-Based Contributions for participants are as follows:

Participant's Age	Percentage of Compensation
Less than 30	2%
At least 30 but less than 45	3%
At least 45 but less than 55	4%
55 or older	5%

Participants, who were age 50 or older with at least 5 years of service with the Company as of December 31, 2005, receive special grandfathered Age-Based Contributions, in lieu of the Age-Based Contributions described above, as follows:

Participant's Age	Percentage of Compensation
At least 50 but less than 55	6%
At least 55 but less than 60	8%
60 or older	10%

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

D. Investment Options

At December 31, 2009 and 2008, contributions were invested, at the election of the participants, in various mutual funds (“Mutual Funds”), the Vanguard Retirement Savings Trust (“Savings Trust”) and the PMA Capital Corporation Stock Fund (“Company Stock Fund”), which are managed by The Vanguard Group, an unrelated entity.  In the event an employee does not make an election, the Age-Based Contributions are invested in a Vanguard Target Retirement Fund based on the employee’s age and expected years to retirement assuming a retirement age of 65.

E. Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s contributions, plus allocated earnings thereon, become vested to the participant (or to the participant’s beneficiary in the event of death) and are non-forfeitable.  Prior to the occurrence of such events, participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses.  In addition, such former employees are entitled to their vested value of Company contributions and allocated earnings thereon, based on years of service.

The value of the employer’s matching contributions to employees of Midlands vests to a participant based on his or her years of service, as indicated in the following schedule:

Completed Years of Service	Vesting %
Less than 2 years	0%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

The value of the employer’s matching contributions to all other employees vests to a participant based on his or her years of service, as indicated in the following schedule:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

A participant’s interest in his or her Age-Based Contributions account vests in accordance with the following schedule:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

F. Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of the Plan’s earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

G. Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability.  A participant’s vested account balance will be distributed in the form of a single lump sum cash payment.  However, participants may elect to leave the money in the Plan subject to Internal Revenue Service (“IRS”) minimum distribution rules.  To the extent amounts are invested in the Company Stock Fund, a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

H. Participant Loans

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan.  Participants may initiate up to two loans each plan year, however, no more than two loans may be outstanding at any one time.  These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions.  The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application.  The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

I. Disposition of Forfeitures

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer contributions.  For the years ended December 31, 2009 and 2008, $73,196 and $215,064, respectively, were used to offset employer contributions.  The amount of unvested, forfeited accounts available to reduce future employer contributions totaled $14,959 and $5,271 at December 31, 2009 and 2008, respectively.

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

C. Investment Valuation and Income Recognition

Investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Company Stock Fund is valued at its year end unit closing price (comprised of year end market price plus uninvested cash position).  Participant loans are valued at the original loan amount, plus accrued interest, less subsequent principal and interest payments, which approximates fair value.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Savings Trust is a common collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (“Master Trust”).  The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds.  The Plan’s investment in the Savings Trust is stated at fair value with the related adjustment amount to the contract value disclosed in the Statements of Net Assets Available for Benefits.  The contract value is the relevant measurement attribute to include in the Plan’s Net Assets Available for Benefits as it is the amount participants would receive if they were to initiate permitted transactions.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income. Net appreciation and depreciation in fair value of investments, as presented in the statements of changes in net assets available for benefits, consists of realized gains and losses and net unrealized appreciation and depreciation on investments.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

D. Participant Withdrawals

Participant withdrawals are recorded when paid.

E. Administrative Expenses and Other

The Company pays certain administrative expenses incurred by the Plan.  Included in administrative expenses and other for 2009 are proceeds of $83,027 from a class action lawsuit settlement.

F. Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. Fair Value Measurements

The following is a description of the Plan’s categorization of the fair value of its investments:

●
Level 1 – Fair value measures are based on unadjusted quoted market prices in active markets for identical securities.  The fair values of the Mutual Funds included in the Level 1 category are based on quoted market prices which represent the net asset value of shares held by the Plan.  The fair value of the Company Stock Fund included in the Level 1 category is comprised of the market price of the Company’s stock plus uninvested cash.

●
Level 2 – Fair value measures are based on observable inputs, such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.  The fair value of the Savings Trust included in the Level 2 category is based on the net value of participation units held by the Plan.  The value of these units is determined based on the market values of the underlying assets of the Master Trust.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

●  Level 3 – Fair value measures are based on inputs that are unobservable and significant to the overall fair value measurement, and may involve management judgment.  The fair values of the participant loans included in the Level 3 category are based on the original loan amount, plus accrued   interest, less subsequent principal and interest payments.

The following table provides the fair value measurements of the Plan’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008.  These assets are measured on a recurring basis.

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	12/31/2009
Mutual funds	$104,807,539	$104,807,539	$-	$-
Common collective trust	23,185,807	-	23,185,807	-
Participant loans	2,550,096	-	-	2,550,096
Common stock fund	1,121,493	1,121,493	-	-
Total investments	$131,664,935	$105,929,032	$23,185,807	$2,550,096

	12/31/2008
Mutual funds	$74,269,227	$74,269,227	$-	$-
Common collective trust	21,209,732	-	21,209,732	-
Participant loans	2,324,396	-	-	2,324,396
Common stock fund	1,112,238	1,112,238	-	-
Total investments	$98,915,593	$75,381,465	$21,209,732	$2,324,396

The following table provides a summary of changes in the fair value of Level 3 assets within the fair value hierarchy for the years ended December 31, 2009 and 2008.

	2009	2008
Beginning balance as of January 1	$2,324,396	$2,266,860
Issuances, repayments, and settlements, net	225,700	57,536
Ending balance as of December 31	$2,550,096	$2,324,396

4.  Investments

The net appreciation (depreciation) in the fair value of the Plan’s investments for each class of investments consists of the following for the years ended December 31.

	2009	2008
Mutual funds	$18,595,565	$(38,084,401)
Common stock fund	(83,246)	(121,158)
Total	$18,512,319	$(38,205,559)

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the fair value of investments as of December 31.

	2009		2008

Vanguard Retirement Savings Trust(1)	$23,185,807	*	$21,209,732	*

Mutual Funds:
Vanguard STAR Fund	21,099,801	*	16,001,701	*
Vanguard 500 Index Fund	17,622,790	*	13,213,928	*
Vanguard Morgan Growth Fund	14,308,131	*	9,902,635	*
Vanguard Windsor II Fund	13,063,765	*	9,673,112	*
Vanguard Total Bond Market Index Fund	12,798,176	*	11,066,253	*
Vanguard International Growth Fund	7,061,665	*	4,330,598
Vanguard Extended Market Index Fund	4,386,982		2,710,563
Vanguard Explorer Fund	3,699,181		2,438,112
Vanguard Total International Stock Index Fund	2,962,490		1,808,746
Vanguard Target Retirement 2020 Fund	1,443,060		742,875
Vanguard Target Retirement 2015 Fund	1,307,165		443,511
Vanguard Target Retirement 2025 Fund	1,271,130		461,217
Vanguard Target Retirement 2030 Fund	1,004,021		290,822
Vanguard Target Retirement 2010 Fund	790,472		538,422
Vanguard Target Retirement 2035 Fund	751,687		251,586
Vanguard Target Retirement Income Fund	388,519		106,564
Vanguard Target Retirement 2040 Fund	359,946		71,634
Vanguard Target Retirement 2045 Fund	330,641		153,345
Vanguard Target Retirement 2050 Fund	100,446		53,754
Vanguard Target Retirement 2005 Fund	42,512		9,849
Vanguard Prime Money Market Fund	14,959		-
Total Mutual Funds	104,807,539		74,269,227

Participant loans	2,550,096		2,324,396

PMA Capital Corporation Stock Fund	1,121,493		1,112,238

Total investments	$131,664,935		$98,915,593

*Indicates that investment is in excess of 5% of net assets available for Plan benefits.

(1) The contract value of the Vanguard Retirement Savings Trust was $22,724,500 and $21,572,144 as of December 31, 2009 and 2008, respectively.

5.  Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for only those investments as defined by the Plan.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

7.  Tax Status

The IRS has determined and informed the Company by a letter, dated July 15, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since applying for the determination letter, the Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.  Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported in the financial statements at contract value but are adjusted to fair value in the Form 5500.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 as of December 31.

	2009	2008

Net assets available for benefits per the financial statements	$131,656,588	$99,701,962

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	461,307	(362,412)

Net assets available for benefits per the Form 5500	$132,117,895	$99,339,550

The following is a reconciliation of investment income (loss) from the financial statements to the Form 5500 for the years ended December 31.

	2009	2008

Investment income (loss) per the financial statements	$21,450,145	$(33,909,371)

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	823,719	(547,015)

Investment income (loss) per the Form 5500	$22,273,864	$(34,456,386)

9.  Subsequent Events

For the year ended December 31, 2009, subsequent events were evaluated through the date the financial statements were issued.

Effective March 31, 2010, the Midlands Management Corporation 401(k) Plan was terminated and all investments were liquidated.  In conjunction with the liquidation, cash of $5,523,793 was transferred into the Plan and subsequently invested in the various Vanguard funds offered to the Plan.

On June 10, 2010, PMA Capital Corporation announced that it entered into a merger agreement pursuant to which Old Republic International Corporation will acquire all of PMA Capital Corporation's outstanding common stock.  The closing of the transaction is subject to approval by PMA Capital Corporation's shareholders, regulatory approvals and other customary closing conditions.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2009
EIN: 23 – 2217932
PN: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Vanguard Retirement Savings Trust	Common Collective Trust	$23,185,807
*	Vanguard STAR Fund	Mutual Fund	21,099,801
*	Vanguard 500 Index Fund	Mutual Fund	17,622,790
*	Vanguard Morgan Growth Fund	Mutual Fund	14,308,131
*	Vanguard Windsor II Fund	Mutual Fund	13,063,765
*	Vanguard Total Bond Market Index Fund	Mutual Fund	12,798,176
*	Vanguard International Growth Fund	Mutual Fund	7,061,665
*	Vanguard Extended Market Index Fund	Mutual Fund	4,386,982
*	Vanguard Explorer Fund	Mutual Fund	3,699,181
*	Vanguard Total International Stock Index Fund	Mutual Fund	2,962,490
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	1,443,060
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	1,307,165
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	1,271,130
*	PMA Capital Corporation Stock Fund	Company Stock Fund	1,121,493
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	1,004,021
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	790,472
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	751,687
*	Vanguard Target Retirement Income Fund	Mutual Fund	388,519
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	359,946
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	330,641
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	100,446
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	42,512
*	Vanguard Prime Money Market Fund	Mutual Fund	14,959
*	Participant loans	Loans (interest rates range
		from 3.25% to 10.91%)	2,550,096

	Total Investments		$131,664,935

*              Indicates a party-in-interest.
**           Column (d), cost, has been omitted as all investments are participant directed.

Exhibits

Exhibits are listed in the Exhibit Index appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PMA Capital Corporation Retirement Savings Plan

Date: June 29, 2010	By: /s/ John M. Cochrane
John M. Cochrane
Plan Administrator

Exhibit Index
Number		Description	Method of Filing

(23)		Consent of Independent Registered Public Accounting Firm:

	23	Consent of ParenteBeard LLC	Filed herewith

E-1